Filed Pursuant to Rule 424(b)(5)
Registration No. 333-116503

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 6, 2004)

10,000,000 Shares

Common Stock

The selling stockholders identified in this prospectus supplement are offering all 10,000,000 shares of our common stock to be sold in this offering. We will not receive any of the proceeds from this offering.

Our common stock is listed on the New York Stock Exchange under the symbol “PCO.” On September 14, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $37.86 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “ Risk Factors” beginning on page 4 of the accompanying prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$36.50	$365,000,000
Underwriting discounts and commissions (1)	$0.08	$800,000
Proceeds, before expenses, to the selling stockholders	$36.42	$364,200,000

(1)	In addition, certain investors may be charged a commission of up to $0.05 per share.

The underwriter is offering the shares of our common stock as described in “Underwriting.” Delivery of the shares will be made on or about September 20, 2004.

UBS Investment Bank

The date of this prospectus supplement is September 14, 2004.

Prospectus supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

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Disclosure regarding forward-looking statements

This prospectus supplement and accompanying prospectus, including the documents that we incorporate by reference, contain both historical and forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are not historical facts, but only predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee” or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those currently anticipated. Factors that could materially affect these forward-looking statements can be found in our periodic reports filed with the SEC. Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements, including the factors described under the heading “Risk Factors,” and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus supplement are made only as of the date of this prospectus supplement and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

Market data

We obtained market and competitive position data, including market forecasts used through this prospectus supplement and accompanying prospectus and incorporated by reference herein, from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, while we believe that the internal surveys, industry forecasts and market research included or incorporated by reference herein are reliable, they have not been independently verified, and neither we nor the underwriter make any representation as to the accuracy of such information.

Important notice about information presented in this prospectus supplement

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and certain other matters relating to us and the selling stockholders. The second part, the accompanying prospectus, gives more general information relating to us and this common stock offering. Generally, when we refer to the prospectus, we are referring to both parts combined. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the prospectus together with the additional information described under the heading “Where You Can Find More Information” in the accompanying prospectus.

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Summary

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. It is not complete and may not contain all the information that you consider important. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents to which we have referred you in their entirety. As used in this prospectus supplement, the terms “Premcor,” “we,” “our,” or “us” refer to Premcor Inc. and its consolidated subsidiaries, taken as a whole, unless the context otherwise indicates. Premcor Inc. should be distinguished from its subsidiaries, including The Premcor Refining Group Inc. and Port Arthur Finance Corp., each of which has publicly traded debt outstanding.

PREMCOR INC.

We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, petroleum coke and other petroleum products in the United States. Our wholly owned subsidiary, The Premcor Refining Group Inc., or PRG, currently owns and operates four refineries, which are located in Port Arthur, Texas, Memphis, Tennessee, Lima, Ohio, and Delaware City, Delaware, with a combined crude oil volume processing capacity, known as throughput capacity, of approximately 790,000 barrels per day or bpd. We sell petroleum products in the Midwest, the Gulf Coast, Eastern and Southeastern United States. We sell our products on an unbranded basis to approximately 1,200 distributors and chain retailers through our own product distribution system and an extensive third-party owned product distribution system, as well as in the spot market.

For the year ended December 31, 2003, highly refined products, known as light products, such as transportation fuels, petrochemical feedstocks and heating oil, accounted for approximately 93% of our total product volume. For the same period, high-value, premium product grades, such as high octane and reformulated gasoline, low-sulfur diesel and jet fuel, which are the most valuable types of light products, accounted for approximately 42% of our total product volume.

We source our crude oil on a global basis through a combination of long-term crude oil purchase contracts, short-term purchase contracts and spot market purchases. The long-term contracts provide us with a steady supply of crude oil, while the short-term contracts and spot market purchases provide us with flexibility in obtaining crude oil. Since all of our refineries have access, either directly or though pipeline connections, to deepwater terminals, we have the flexibility to purchase foreign crude oils via waterborne delivery or domestic crude oils via pipeline delivery, except for Delaware City which only has access through deepwater terminals. Our Port Arthur refinery, which possesses one of the world’s largest coking units, can process approximately 80% low cost, heavy sour crude oil, substantially all of which is crude oil from Mexico called Maya.

MARKET TRENDS

We believe that the longer-term outlook for the United States refining industry is attractive due to certain significant trends that we have identified. We believe that:

➢

The supply and demand fundamentals for refined petroleum products have improved since the late 1990s and will continue to improve.    While the Department of Energy’s Energy Information Administration, or EIA, expects refining capacity growth to be nominal over the next two decades and utilization to remain high relative to historical levels, the EIA expects demand for petroleum products to continue to grow steadily at 1.6% per year over the next two decades. Of this projected growth, approximately 96% is expected to come from the increased consumption of light petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas. We believe that impending regulatory requirements will result in the rationalization of non-competitive refineries, further reducing refining supply.

➢	Increasing worldwide supplies of lower cost sour and heavy sour crude oil will provide an increasing cost advantage to those refineries with complex configurations that are able to process these crude oils. Industry sources estimate that total worldwide heavy sour crude oil production will increase, which should result in a continuation of the downward price pressure on this type of crude oil relative to benchmark West Texas Intermediate crude oil, and that imports, primarily from Latin America and Canada, of sour and heavy sour crude oil are also expected to increase over the next several years.

➢	Products meeting evolving fuel specifications will account for an increasing share of total fuel demand, which will benefit refiners possessing the capabilities to blend and process these fuels. According to industry sources, the demand for reformulated gasoline and the oxygenates used in its production is expected to increase over the next several years, while the trend toward banning MTBE as a blendstock in reformulated gasoline is expected to result in a reduction of the gasoline supply by 3% to 4%.

➢	The continuing consolidation in the refining industry will create attractive opportunities to acquire competitive refining capacity. We believe that integrated oil companies may continue the trend of divesting refining assets rather than making costly investments to meet increasingly strict product specifications.

COMPETITIVE STRENGTHS

We believe that we have the following strengths:

➢	As a “pure-play” refiner, which is a refiner without crude oil exploration and production or retail sales operations, we are free to acquire the most attractive crude supply and to supply our products to markets having the greatest profit potential and to focus our management attention and capital expenditures solely on refining.

➢	Our refineries are logistically well-located modern facilities of significant size and scope with access to a wide variety of crude oils and product distribution systems.

➢	Our Port Arthur and Delaware City refineries have significant medium and heavy sour crude oil processing capacity, giving us a cost advantage over other refiners that are not able to process high volumes of these less expensive crude oils.

➢	We have a long-term crude oil supply agreement with an affiliate of Petroleos Mexicanos, or PEMEX, the Mexican state oil company, that provides a stable and secure supply of heavy sour Maya crude oil to our Port Arthur refinery.

➢	We have an experienced and committed management team led by Mr. Thomas D. O’Malley, a refining industry veteran with a proven track record of growing businesses and shareholder value through acquisitions.

BUSINESS STRATEGIES

Our goal is to be a premier independent refiner and supplier of unbranded petroleum products in the United States and to be an industry leader in growing shareholder value. We intend to accomplish this goal, grow our business, enhance earnings and improve our return on capital by executing the following strategies:

➢	Growing through timely and cost-effective acquisitions and by undertaking discretionary capital projects to improve, upgrade and potentially expand our refineries.

➢	Continuing to promote excellence in safety and reliability at our operations.

➢	Maintaining an organization in which employees are highly motivated to enhance earnings and improve return on capital.

* * * *

We are a Delaware corporation. Our principal executive offices are located at 1700 East Putnam Avenue, Suite 400, Old Greenwich, Connecticut 06870, and our telephone number is (203) 698-7500. Our website address is www.premcor.com. Information contained on our website is not incorporated by reference into this prospectus supplement and should not be considered to be a part of this prospectus supplement.

The offering

Common stock offered by the selling stockholders	10,000,000 shares

Common stock to be outstanding after this offering	89,180,511 shares

Use of proceeds	We will not receive any proceeds from this offering.

Dividend policy	We do not expect to pay dividends on our shares of common stock for the foreseeable future.

New York Stock Exchange symbol	“PCO”

The number of shares of common stock to be outstanding after this offering is based on 89,180,511 shares outstanding as of June 30, 2004 and, unless we indicate otherwise, excludes:

➢	5,796,321 shares issuable upon the exercise of stock options held by our directors, employees and former employees, which were outstanding as of June 30, 2004, with exercise prices ranging from $9.90 to $34.85 per share; and

➢	an additional 4,318,929 shares authorized and reserved for issuance to our directors or employees under our stock incentive plans and other agreements.

Summary selected financial data

The following table presents summary selected financial and other data about us. The summary statement of earnings and cash flows data for the years ended December 31, 2003, 2002 and 2001 are derived from our audited consolidated financial statements, including the notes thereto, incorporated by reference in this prospectus supplement. The summary statement of earnings and cash flows data for the six months ended June 30, 2004 and 2003 and the selected balance sheet data as of June 30, 2004 are derived from our unaudited condensed consolidated financial statements, including the notes thereto, incorporated by reference in this prospectus supplement. The interim information was prepared on a basis consistent with that used in preparing our audited financial statements with only such recurring adjustments as are necessary, in management’s opinion, for a fair statement of the results for the periods presented. The selected statement of earnings and cash flow data for the years ended December 31, 2000 and 1999 have been derived from our audited consolidated financial statements, including the notes thereto, which are not incorporated by reference in this prospectus supplement. The data below reflects the closure of our Blue Island refinery in January 2001, the closure of our Hartford refinery in September 2002 and the acquisitions of our Memphis refinery in March 2003 and our Delaware City refinery in May 2004. This table should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and related notes incorporated by reference in this prospectus supplement.

	Year Ended December 31,					Six Months Ended June 30,
	2003	2002	2001	2000	1999	2004	2003
	(in millions, except per share data)
Statement of earnings data:
Net sales and operating revenues (1)	$8,803.9	$5,906.0	$5,985.0	$7,162.3	$4,245.7	$6,125.4	$4,116.3
Cost of sales (1)	7,719.2	5,235.0	4,818.9	6,423.1	3,825.0	5,269.2	3,583.6
Operating expenses	524.9	432.2	467.7	467.7	402.8	344.5	251.6
General and administrative expenses	67.1	51.8	63.3	53.0	51.5	55.9	27.4
Stock-based compensation	17.6	14.0	—	—	—	9.8	8.7
Depreciation and amortization	106.2	88.9	91.9	71.8	63.1	70.9	49.2
Refinery restructuring and other charges	38.5	172.9	176.2	—	—	9.3	15.7
Inventory write-down (recovery) to market value	—	—	—	—	(105.8)	—	—

Operating income (loss)	330.4	(88.8)	367.0	146.7	9.1	365.8	180.1
Interest expense and finance income, net (2)	(115.1)	(101.8)	(139.5)	(82.2)	(91.5)	(63.3)	(54.4)
Gain (loss) on extinguishment of debt (3)	(27.5)	(19.5)	8.7	—	—	(3.6)	(10.4)
Income tax (provision) benefit	(64.0)	81.3	(52.4)	25.8	12.0	(113.9)	(39.0)
Minority interest in subsidiary	—	1.7	(12.8)	(0.6)	1.4	—	—

Income (loss) from continuing operations	123.8	(127.1)	171.0	89.7	(69.0)	185.0	76.3
Discontinued operations, net of taxes (4)	(7.2)	—	(18.0)	—	32.6	(1.8)	(6.5)

Net income (loss)	116.6	(127.1)	153.0	89.7	(36.4)	183.2	69.8
Preferred stock dividends	—	(2.5)	(10.4)	(9.6)	(8.6)	—	—

Net income (loss) available to common stockholders	$116.6	$(129.6)	$142.6	$80.1	$(45.0)	$183.2	$69.8

Net income (loss) from continuing operations per share:
—basic	$1.70	$(2.65)	$5.05	$2.79	$(3.59)	$2.32	$1.07
—diluted	1.68	(2.65)	4.65	2.55	(3.59)	2.27	1.06
Weighted average number of common shares outstanding:
—basic	72.8	49.0	31.8	28.8	21.6	79.8	71.5
—diluted	73.6	49.0	34.5	31.5	21.6	81.5	72.2

	Year Ended December 31,					Six Months Ended June 30,
	2003	2002	2001	2000	1999	2004	2003
	(in millions, except per share data)
Cash flow data:
Cash flows from operating activities	$182.4	$15.9	$439.2	$124.4	$85.5	$298.8	$22.7
Cash flows from investing activities	(710.3)	(144.5)	(152.9)	(375.3)	(321.3)	(1,083.7)	(545.8)
Cash flows from financing activities	787.2	(214.1)	(66.3)	234.8	393.9	863.0	801.7
Capital expenditures for property, plant and equipment	229.8	114.3	94.5	390.7	438.2	133.9	60.7
Capital expenditures for turnarounds	31.5	34.3	49.2	31.5	77.9	73.9	9.5
Refinery acquisition expenditures	476.0	—	—	—	—	874.8	474.8

Key operating statistics:
Production (barrels per day in thousands)	532.6	438.2	463.4	477.3	460.5	567.7	509.0
Crude oil throughput (barrels per day in thousands) (5)	501.3	412.8	439.7	468.0	451.7	555.2	498.9
Total crude oil throughput (millions of barrels) (5)	183.0	150.7	160.5	171.3	164.9	101.0	90.3
Per barrel of crude oil throughput (5):
Gross margin	$5.93	$4.45	$7.27	$4.32	$2.55	$8.47	$5.90
Operating expenses	2.87	2.87	2.91	2.73	2.44	3.41	2.79

As of June 30, 2004
(in millions)
Balance sheet data:
Cash, cash equivalents and short-term investments (6)	$581.6
Working capital	1,152.9
Total assets	4,821.8
Long-term debt, including current portion of debt	1,842.1
Stockholders’ equity	1,831.2

(1)	Cost of sales includes the net effect of the buying and selling of crude oil to supply our refineries. Operating revenue and cost of sales for 2002, 2001, 2000 and 1999 have been reclassified to conform to the fourth quarter 2003 application of EITF 03-11 Reporting Gains and Losses on Derivative Instruments That Are Subject to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes, effective as of January 1, 2003. The reclassification had no effect on previously reported operating income (loss) or net income (loss). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—2003 Compared to 2002” incorporated by reference in this prospectus supplement.
(2)	Interest expense and financing income, net, included amortization of debt issuance costs of $9.1 million, $12.3 million, $14.9 million, $12.4 million, and $7.9 million for the years ended December 31, 2003, 2002, 2001, 2000, and 1999, respectively, and $4.3 million and $4.7 million for the six months ended June 30, 2004 and 2003, respectively. Interest expense and financing income, net, also included interest on all indebtedness, net of capitalized interest and interest income.
(3)	In 2002, we elected the early adoption of Statement of Financial Accounting Standard No. 145 and, accordingly, have included the gain (loss) on extinguishment of long-term debt in “Income (loss) from continuing operations” as opposed to as an extraordinary item, net of taxes, in our statement of operations. We have accordingly restated our statement of operations and statement of cash flows for 2001.
(4)	Discontinued operations is net of an income tax benefit of $4.4 million and $11.5 million for the years ended December 31, 2003 and 2001, respectively, and an income tax provision of $21.0 million for the year ended December 31, 1999, and an income tax benefit of $1.1 million and $4.0 million for the six months ended June 30, 2004 and 2003, respectively.
(5)	The throughput statistics provided for the six months ended June 30, 2004 and 2003 represent the total throughput not crude oil throughput. The throughput statistics for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 represent crude oil throughput.
(6)	Cash, cash equivalents and short-term investments includes $69.8 million of cash and cash equivalents restricted for debt service as of June 30, 2004.

Use of proceeds

The selling stockholders will receive all of the net proceeds from the sale of the shares of common stock offered hereby. We will not receive any of the proceeds from the offering.

Capitalization

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of June 30, 2004.

The table below should be read in conjunction with “Summary Financial Data” in this prospectus supplement and “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those statements incorporated by reference in this prospectus supplement.

As of June 30, 2004
(in millions)
Cash, cash equivalents and short term investments (1)	$581.6

Debt (2):
Port Arthur Finance Corp.:
12 1/2% Senior Secured Notes due 2009	$211.9
The Premcor Refining Group Inc.:
9 1/4% Senior Notes due 2010	175.0
6 3/4% Senior Notes due 2011	210.0
6 1/8% Senior Notes due 2011	200.0
9 1/2% Senior Notes due 2013	350.0
6 3/4% Senior Notes due 2014	200.0
7 1/2% Senior Notes due 2015	300.0
7 3/4% Senior Subordinated Notes due 2012	175.0
Ohio Water Development Authority Environmental and Facilities Revenue Bonds	10.0
Obligations under capital leases	10.2

Total debt	1,842.1

Common stockholders’ equity:
Common Stock, $0.01 par value (89,180,511 shares issued and outstanding)	0.9
Paid-in capital	1,689.4
Retained earnings	140.9

Total common stockholders’ equity	1,831.2

Total capitalization	$3,673.3

(1)	Includes $69.8 million of cash restricted for debt service.
(2)	As of June 30, 2004, $404.0 million of PRG’s $1 billion senior secured revolving credit facility, which matures in April 2009, was utilized for letters of credit. There were no direct borrowings under this facility as of June 30, 2004.

Price range of common stock and dividend policy

Our common stock began trading on the NYSE on April 30, 2002 under the symbol “PCO.” Before that date, no public market for our common stock existed. Set forth below are the high and low closing sales prices per share of our common stock as reported on the NYSE Composite Tape.

	High	Low
Fiscal Year 2002
Second Quarter (commencing April 30, 2002)	$28.25	$24.52
Third Quarter	$24.95	$15.65
Fourth Quarter	$22.93	$13.40

Fiscal Year 2003
First Quarter	$26.00	$19.28
Second Quarter	$25.70	$20.84
Third Quarter	$24.50	$21.30
Fourth Quarter	$26.00	$22.06

Fiscal Year 2004
First Quarter	$31.94	$25.48
Second Quarter	$38.14	$29.68
Third Quarter (through September 14, 2004)	$40.83	$32.19

We do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings to finance the improvement and expansion of our business. In addition, our ability to pay dividends is effectively limited by the terms of the debt instruments of our subsidiaries, which significantly restrict their ability to pay dividends directly or indirectly to us. Future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

Certain U.S. tax consequences to non-U.S. holders

GENERAL

The following summary describes the material U.S. federal income and estate tax consequences of the ownership of common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local tax consequences that may be relevant to Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” individuals who are U.S. expatriates and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code. Those individuals or entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, all Non-U.S. Holders should consult their U.S. tax advisors regarding the appropriate documentation and certifications described below. The discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partner in a partnership holding the common stock should consult its own tax advisor. Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, a Non-U.S. Holder of common stock means a beneficial owner that is an individual or entity other than (1) a citizen or resident of the United States, (2) a corporation or partnership (or other entity properly classified as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust (A) that is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons as described in section 7701(a)(30) of the Code or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

DIVIDENDS

Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of common stock who wishes to claim an exemption from, or reduction in, withholding under the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to provide us or their paying agent with an Internal Revenue

Certain U.S. tax consequences to non-U.S. holders

Service Form W-8BEN (generally required for persons that are not partnerships or trusts) and satisfy certain certification requirements of applicable U.S. Treasury regulations. Where dividends are paid to a Non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may also be required to provide the certification.

A Non-U.S. Holder of common stock eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, or the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business in the United States of the Non-U.S. Holder, and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (2) such holder is an individual that holds the common stock as a capital asset and is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (3) the company is or has been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the common stock.

An individual Non-U.S. Holder described in clause (1) of the above paragraph will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the U.S.). If a Non-U.S. Holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Our company believes it should not be and does not anticipate becoming a “U.S. real property holding corporation” for United States federal income tax purposes. However, if we are or become a U.S. real property holding corporation, then assuming the common stock is regularly traded on an established securities market, a Non-U.S. Holder who holds or held (at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the common stock) more than 5% of the common stock will be subject to U.S. federal income tax on the disposition of the common stock.

U.S. ESTATE TAX

Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Our company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides if required by the provisions of an applicable income tax treaty.

Certain U.S. tax consequences to non-U.S. holders

A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

Proceeds of a sale of common stock paid within the United States or through certain U.S. related financial intermediaries are subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge that the beneficial owner is a U.S. person), or the holder establishes another exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability if the required information is furnished to the IRS.

Selling stockholders

All of the shares of common stock being offered hereby are being offered by affiliates of The Blackstone Group L.P. (Blackstone) as described in the accompanying prospectus. Of the 10,000,000 shares being sold, 7,978,523 shares are being sold by Blackstone Capital Partners III Merchant Banking Fund L.P., 1,421,477 shares by Blackstone Offshore Capital Partners III L.P. and 600,000 shares by Blackstone Family Investment Partnership III L.P. After the offering, Blackstone will beneficially own 19,118,604 shares, or 21.4%, of our outstanding common stock.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriter, UBS Securities LLC, has agreed to purchase, and the selling stockholders have agreed to sell 10,000,000 shares of our common stock.

The underwriter is offering the shares of common stock subject to its acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares of our common stock offered by this prospectus supplement are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken.

COMMISSION AND DISCOUNTS

The underwriter initially proposes to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriter.

The total price to the public would be $365,000,000, the total underwriting discounts and commissions would be $800,000 and the total proceeds to the selling stockholders would be $364,200,000. In addition, certain investors may be charged a commission of up to $0.05 per share.

The underwriter has informed us and the selling stockholders that it does not expect discretionary sales to exceed five percent of the total number of shares of common stock offered.

We estimate that our expenses for the offering will be approximately $130,000.

NO SALES OF SIMILAR SECURITIES

We, the selling stockholders, our executive officers and most of our directors and Occidental Petroleum Corporation, owning an aggregate of 29,280,806 shares after this offering, have agreed that, without the prior written consent of the underwriter, none of us will, during the period of 90 days (60 days for our executive officers other than Mr. Thomas O’Malley) after the date of this prospectus supplement:

➢	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

➢	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or, in the case of our company, otherwise file a registration statement, other than a registration statement on Form S-8 covering shares of common stock subject to outstanding options or options to be issued under our stock option plans.

The restrictions described in this paragraph do not apply to:

➢	the sale of shares of common stock to the underwriter pursuant to this offering;

Underwriting

➢	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriter has been advised in writing, however these shares of common stock may not be sold other than in accordance with the 90-day (or 60-day) lock-up described above;

➢	the issuance of common stock or the grant of an option to purchase common stock under our stock plans, however these shares of common stock may not be sold other than in accordance with the 90-day (or 60-day) lock-up described above except that Mr. Thomas O’Malley may sell up to 200,000 shares upon the exercise of options granted by us;

➢	the issuance of common stock in connection with the acquisition of, or joint venture with, another company, if recipients of the common stock agree to be bound by the 90-day (or 60-day) lock-up described above, and the filing of a registration statement with respect thereto;

➢	the transfer of shares to family members, and certain trusts and affiliates of the transferor, and bona fide gifts, if recipients of the common stock agree to be bound by the 90-day (or 60-day) lock-up described above;

➢	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

➢	the filing of a registration statement pursuant to the registration rights of any of the selling stockholders.

PRICE STABILIZATIONS SHORT POSITIONS

In order to facilitate the offering of the common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriter may sell more shares than it is obligated to purchase under the underwriting agreement, creating a short position. The underwriter must close out any short position by purchasing shares in the open market. A short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of our common stock, the underwriter may bid for, and purchase, shares of common stock in the open market. Any of these activities may stabilize or maintain the market price of the common stock above the independent market levels or prevent or retard a decline in the market price of our common stock. The underwriter is not required to engage in these activities, and may end any of these activities at any time.

A prospectus in electronic format may be made available on the website maintained by the underwriter. The underwriter may agree to allocate a number of shares for sale to its online brokerage account holders.

From time to time, the underwriter and its affiliates have provided, and may continue to provide, investment banking and commercial banking services to us and the selling stockholders for fees and commissions that we and the selling stockholders believe are customary. Additionally, an affiliate of the underwriter is a participant in our existing credit facility.

We, the selling stockholders and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Legal matters

The validity of the common stock offered hereby and other legal matters will be passed upon for us by Stroock & Stroock & Lavan LLP, New York, New York. The validity of our common stock offered hereby will be passed upon for the underwriter by Davis Polk & Wardwell, New York, New York. Certain legal matters will be passed upon for the selling stockholders by Simpson Thacher & Bartlett LLP.

Experts

The consolidated financial statements and the related financial statement schedules incorporated in this prospectus supplement by reference from Premcor Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Premcor Inc.’s change in 2002 in its method of accounting for stock based compensation issued to employees as discussed in Note 2 to Premcor Inc.’s 2003 consolidated financial statements), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31, 2004 and 2003 and June 30, 2004 and 2003 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Premcor Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

PROSPECTUS

15,000,000 Shares

of

Common Stock

This is an offering of shares of common stock of Premcor Inc. by the selling stockholders identified in this prospectus. The selling stockholders are offering all of the shares to be sold in the offering, but they are not required to sell any of these shares. The shares may be sold at market prices, at prices related to market prices or at negotiated prices. Premcor will not receive any of the proceeds from the offering.

Our shares of common stock are traded on the New York Stock Exchange under the symbol “PCO.” On June 28, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $37.38 per share.

See “ Risk Factors” beginning at page 4 of this prospectus for a description of certain factors that you should consider before purchasing any shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 6, 2004.

OUR BUSINESS

Premcor Inc., a Delaware corporation, was incorporated in April 1999. Premcor Inc. owns all of the outstanding capital stock of Premcor USA Inc., which owns all of the outstanding capital stock of The Premcor Refining Group Inc., or PRG, a Delaware corporation formed in 1988. PRG and its indirect subsidiary, Port Arthur Coker Company, L.P., or PACC, are our principal operating subsidiaries. As used in this prospectus, the terms “Premcor,” “we,” “our” or “us” refer to Premcor Inc. and its consolidated subsidiaries, taken as a whole, unless the context otherwise indicates.

We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, petroleum coke and other petroleum products. Our wholly owned subsidiary, PRG, currently owns and operates four refineries, which are located in Port Arthur, Texas, Memphis, Tennessee, Lima, Ohio and Delaware City, Delaware, with a combined crude oil volume processing capacity of approximately 790,000 barrels per day or bpd. We sell petroleum products in the Midwest, the Gulf Coast, Eastern and Southeastern United States. We sell our products on an unbranded basis to approximately 1,200 distributors and chain retailers through our own product distribution system and an extensive third-party owned product distribution system, as well as in the spot market.

For the year ended December 31, 2003, highly refined products, known as light products, such as transportation fuels, petrochemical feedstocks and heating oil, accounted for approximately 93% of our total product volume. For the same period, high-value, premium product grades, such as high octane and reformulated gasoline, low-sulfur diesel and jet fuel, which are the most valuable types of light products, accounted for approximately 42% of our total product volume.

We source our crude oil on a global basis through a combination of long-term crude oil purchase contracts, short-term purchase contracts and spot market purchases. The long-term contracts provide us with a steady supply of crude oil, while the short-term contracts and spot market purchases provide us with flexibility in obtaining crude oil. Since all of our refineries have access either directly or though pipeline connections, to deepwater terminals, we have the flexibility to purchase foreign crude oils via waterborne delivery or domestic crude oils via pipeline delivery, except for Delaware City which only has access through deepwater terminals.

Our executive offices are located at 1700 East Putnam Avenue, Suite 400, Old Greenwich, Connecticut 06870, and our telephone number is (203) 698-7500.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains both historical and forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are not historical facts, but only predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee” or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Factors that could materially affect these forward-looking statements can be found in our periodic reports filed with the SEC. Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements, including the factors described under the heading “Risk Factors,” and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

RISK FACTORS

An investment in our common stock involves risks. You should consider carefully, in addition to the other information contained or incorporated by reference in this prospectus, the following risk factors before deciding to purchase any common stock.

Risks Related to our Business and our Industry

Volatile margins in the refining industry may negatively affect our future operating results and decrease our cash flow.

Our financial results are primarily affected by the relationship, or margin, between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire our feedstocks and the price at which we can ultimately sell refined products depend upon a variety of factors beyond our control. Historically, refining margins have been volatile, and they are likely to continue to be volatile in the future. Future volatility may negatively affect our results of operations, since the margin between refined product prices and feedstock prices may decrease below the amount needed for us to generate net cash flow sufficient for our needs.

Specific factors, in no particular order, that may affect our refining margins include:

•	accidents, interruptions in transportation, inclement weather or other events that cause unscheduled shutdowns or otherwise adversely affect our plants, machinery, pipelines or equipment, or those of our suppliers or customers;

•	changes in the cost or availability to us of transportation for feedstocks and refined products;

•	failure to successfully implement our planned capital projects or to realize the benefits expected for those projects;

•	changes in fuel specifications required by environmental and other laws, particularly with respect to oxygenates and sulfur content;

•	rulings, judgments or settlements in litigation or other legal matters, including unexpected environmental remediation or compliance costs at our facilities in excess of any reserves, and claims of product liability or personal injury; and

•	aggregate refinery capacity in our industry to convert heavy sour crude oil into refined products.

Other factors that may affect our margins, as well as the margins in our industry in general, include, in no particular order:

•	domestic and worldwide refinery overcapacity or undercapacity;

•	aggregate demand for crude oil and refined products, which is influenced by factors such as weather patterns, including seasonal fluctuations, and demand for specific products, which may themselves be influenced by acts of God, nature, power outages and acts of terrorism;

•	domestic and foreign supplies of crude oil and other feedstocks and domestic supply of refined products, including from imports;

•	threatened or actual terrorist incidents, acts of war, and other worldwide political conditions;

•	price fluctuations between the time we enter into domestic crude oil purchase commitments and the time we actually process the crude oil into refined products (approximately one month) and the effect of any related hedging transactions;

•	the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to maintain oil price and production controls;

•	political conditions in oil producing regions, including the Middle East, Africa and Latin America;

•	refining industry utilization rates;

•	pricing and other actions taken by competitors that impact the market;

•	price, availability and acceptance of alternative fuels;

•	adoption of or modifications to federal, state or foreign environmental, taxation and other laws and regulations;

•	price fluctuations in natural gas, as our refineries purchase and consume significant amounts of natural gas to fuel their operations; and

•	general economic conditions.

A significant interruption or casualty loss at any of our refineries could reduce our production, particularly if not fully covered by our insurance.

Our business currently consists of owning and operating four refineries. As a result, our operations could be subject to significant interruption if any of our refineries were to experience a major accident, be damaged by severe weather or other natural disaster, or otherwise be forced to shut down or curtail production due to unforeseen events, such as acts of God, nature, power outages and acts of terrorism. Any such shutdown would reduce the production from that refinery. For example, our Port Arthur refinery is located in the Gulf Coast region of the United States, which is susceptible to seasonal hurricanes and other weather related problems. There is also risk of mechanical failure and equipment shutdowns both in general and following unforeseen events. Further, in such situations, undamaged refinery processing units may be dependent on or interact with damaged sections of our refineries and, accordingly, are also subject to being shut down. In the event any of our refineries is forced to shut down for a significant period of time, it would have a material adverse effect on our earnings, our results of operations and our financial condition as a whole. Furthermore, if any of the above events were not fully covered by our insurance, it could have a material adverse effect on our earnings, our results of operations and our financial condition.

Disruption of our ability to obtain crude oil could reduce our margins and our results of operations.

Although we have two long-term crude oil supply contracts, the majority of our crude oil supply is acquired under short-term contractual arrangements or in the spot market. Our short-term crude oil supply contracts are terminable on one to three months’ notice. Further, a significant portion of our feedstock requirements is supplied from Latin America, Africa and the Middle East (including Iraq), and we are subject to the political, geographic, economic and terrorism risks attendant to doing business with suppliers located in those regions, such as labor strikes and unilateral announcements by any of these sovereign nations that it will halt some or all oil exports for a specified period of time. In the event that one or more of our supply contracts is terminated, we may not be able to find alternative sources of supply. If we are unable to obtain adequate crude oil volumes or are only able to obtain such volumes at unfavorable prices, our margins and our results of operations could be materially adversely affected.

Our Port Arthur refinery is highly dependent upon a Petroleos Mexicanos, or PEMEX, affiliate and our Delaware City refinery is highly dependent upon Saudi Arabian Oil Company for its supply of heavy sour crude oil, which could be interrupted by events beyond the control of PEMEX and/or Saudi Arabian Oil Company.

In 2003, we sourced approximately 80% of our Port Arthur refinery’s crude oil from P.M.I. Comercio Internacional, S.A. de C.V., or PMI, an affiliate of PEMEX. Therefore, a large proportion of our crude oil needs are influenced by the adequacy of PEMEX’s crude oil reserves, the estimates of which are not precise and are subject to revision at any time. In addition, in connection with our Port Arthur refinery expansion project, we will require additional heavy sour crude oil. We intend to seek an increase in our heavy sour crude oil supply agreement with the PEMEX affiliate and/or alternative supply sources to provide for our incremental requirements. There are no assurances that the PEMEX affiliate will agree to an increase in our crude oil supply agreement or that alternative sources can be obtained at terms as favorable as those negotiated with PEMEX’s affiliate. In the event that PEMEX’s affiliate were to terminate our crude oil supply agreement or default on its supply obligations, we would need to obtain heavy sour crude oil from another supplier and would lose the potential benefits of the coker gross margin support mechanism contained in the supply agreement. Alternative supplies of crude oil may not be available or may not be on terms as favorable as those negotiated with PEMEX’s affiliate. In addition, the processing of oil supplied by a third party may require changes to the configuration of our Port Arthur refinery, which could require significant unbudgeted capital expenditures.

In conjunction with the acquisition of the Delaware City refinery, we entered into an agreement, effective May 1, 2004, with Saudi Arabian Oil Company for the supply of approximately 60% of our Delaware City refinery’s crude oil, subject to certain restrictions. The agreement has terms extending to April 30, 2005, with automatic one-year extensions thereafter unless terminated at the option of either party. The crude oil will be priced by a market-based formula as defined in the agreement. In the event that the Saudi Arabian Oil Company were to terminate our crude oil supply agreement or default on its supply obligations, we would need to obtain crude oil from another supplier. Alternative supplies of crude oil may not be available on terms as favorable as those negotiated with the Saudi Arabian Oil Company.

Furthermore, the obligation of PEMEX’s affiliate and/or Saudi Arabian Oil Company to deliver crude oil under their agreements may be delayed or excused by the occurrence of conditions and events beyond the reasonable control of PEMEX and/or Saudi Arabian Oil Company, such as:

•	extreme weather-related conditions;

•	production or operational difficulties and blockades;

•	embargoes or interruptions, declines or shortages of supply available for export from Mexico and/or Saudi Arabia, including shortages due to increased domestic demand and other national or international political events; and

•	certain laws, changes in laws, decrees, directives or actions of the government of Mexico and/or Saudi Arabia.

Competitors who produce their own supply of feedstocks, have extensive retail outlets, make alternative fuels or have greater financial resources than we do may have a competitive advantage over us.

The refining industry is highly competitive with respect to both feedstock supply and refined product markets. We compete with numerous other companies for available supplies of crude oil and other feedstocks and for outlets for our refined products. We are not engaged in the petroleum exploration and production business and therefore do not produce any of our crude oil feedstocks. We do not have a retail business and therefore are dependent upon others for outlets for our refined products. We do not have any long-term arrangements for much of our production, and our contracts to supply jet fuel to Federal Express in Memphis will expire in August 2004. Many of our competitors, however, obtain a significant portion of their feedstocks from company-owned production and have extensive retail outlets. Competitors that have their own production or extensive retail outlets, with brand-name recognition, are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. A number of our competitors also have materially greater financial and other resources than we possess. These competitors have a greater ability to bear the economic risks inherent in all phases of the refining industry. In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual consumers. If we are unable to compete effectively with these competitors, both within and outside of our industry, our financial condition and results of operations, as well as our business prospects, could be materially adversely affected.

Our substantial indebtedness may limit our financial flexibility.

Our substantial indebtedness has significantly affected our financial flexibility historically and may significantly affect our financial flexibility in the future. As of March 31, 2004, after giving effect to the April 2004 offerings of our common stock and $400 million in principal of PRG’s senior notes and the use of proceeds therefrom, we had total long-term debt, including current maturities, of $1,842.1 million; cash, short-term investments and cash restricted for debt service of $428.3 million; and stockholders’ equity of $1,691.1 million. We may also incur additional indebtedness in the future, although our ability to do so will be restricted by the terms of our existing indebtedness. We are currently evaluating several refinery acquisitions. Any significant acquisition would likely require us to incur additional indebtedness in order to finance all or a portion of such acquisition. The level of our indebtedness has several important consequences for our future operations, including that:

•	a significant portion of our cash flow from operations will be dedicated to the payment of principal of, and interest on, our indebtedness, and will not be available for other purposes;

•	covenants contained in our existing debt arrangements require us to meet or maintain certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our industry, such as being able to take advantage of acquisition opportunities when they arise;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

•	we may be at a competitive disadvantage to those of our competitors that are less leveraged; and

•	we may be more vulnerable to adverse economic and industry conditions.

We have significant principal payments due under our debt instruments. As of March 31, 2004, after giving effect to the April 2004 offering of an aggregate $400 million in principal of PRG’s senior notes and the use of proceeds therefrom, we are required to make the following principal payments on our long-term debt: $14.5 million in the remainder of 2004; $36.6 million in 2005; $44.1 million in 2006; $41.3 million in 2007; $48.5 million in 2008; and $1,657.1 million in the aggregate thereafter.

Our subsidiaries’ ability to meet their principal obligations will be dependent upon their future performance, which in turn will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business may not continue to generate sufficient cash flow from operations to repay our substantial indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all.

Restrictive covenants in PRG’s and its subsidiary’s debt instruments limit our ability to move funds and assets among our subsidiaries and may limit our ability to undertake certain types of transactions.

Various covenants in PRG’s and Port Arthur Finance Corp’s, PRG’s wholly-owned indirect subsidiary, credit facility, debt instruments and other financing arrangements may restrict our and our subsidiaries’ financial flexibility in a number of ways. The revolving credit facility is secured by a lien on substantially all of PRG’s cash and cash equivalents, receivables, crude oil and refined product inventories and intellectual property. The collateral also includes the capital stock of Sabine River Holding Corp. and certain other subsidiaries and certain inventory of Port Arthur Coker Company L.P. Our indebtedness contains financial and other restrictive covenants and conditions that, among other things, limit dividends, indebtedness, liens, investments, restricted payments to Premcor Inc. or to other subsidiaries or affiliates, and the sale of assets. The covenants also provide that in the event PRG does not maintain certain availability or liquidity requirements, additional restrictions and a cumulative cash flow test will apply. Some of these debt instruments also require our subsidiaries to satisfy or maintain certain financial condition tests. Our subsidiaries’ ability to meet these financial condition tests can be affected by events beyond our control and they may not meet such tests.

Compliance with, and changes in, environmental laws could adversely affect our results of operations and our financial condition.

We are subject to extensive federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention, remediation of contaminated sites and the characteristics and composition of gasoline and diesel fuels. In addition, some of these laws and regulations require our facilities to operate under permits that are subject to renewal or modification. These laws and regulations and permits can often require expensive pollution control equipment or operational changes to limit impacts or potential impacts on the environment and/or health and safety. A violation of these laws and regulations or permit conditions can result in substantial fines, criminal sanctions, permit revocations and/or facility shutdowns. Compliance with environmental laws and regulations significantly contributes to our operating costs. In addition, we have made and expect to make substantial capital expenditures on an ongoing basis to comply with environmental laws and regulations.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make additional unforeseen expenditures. These expenditures or costs for environmental compliance could have a material adverse effect on our financial condition, results of operations and cash flow. For example, the United States Environmental Protection Agency, or EPA, has promulgated new regulations under the federal Clean Air Act that establish stringent sulfur content specifications for gasoline and low-sulfur highway, or diesel fuel designed to reduce air emissions from the use of these products.

In February 2000, the EPA promulgated the Tier 2 Motor Vehicle Emission Standards Final Rule for all passenger vehicles, establishing standards for sulfur content in gasoline. These regulations mandate that the average sulfur content of gasoline for highway use produced at any refinery not exceed 30 ppm during any calendar year by January 1, 2006, phasing in beginning on January 1, 2004. We currently produce gasoline under the new sulfur standards at our Port Arthur and Memphis refinery. As a result of the corporate pool averaging provisions of the regulations and our possession of what we believe, based on current information, to be sufficient sulfur credits, we intend to defer a significant portion of the investment required for compliance at our Lima refinery until the end of 2005. We believe, based on current estimates, that our compliance with the new Tier 2 gasoline specifications will require us to make capital expenditures totaling approximately $315 million through 2005, of which $219 million has been incurred through March 31, 2004. This estimate reflects further refinement of our plans and in particular a more detailed plan for the Memphis refinery. Future revisions to this cost estimate, and the estimated time during which costs are incurred, may be necessary. As of March 31, 2004, we have outstanding contract commitments of $115 million related to the design and construction activity at our refineries for Tier 2 compliance.

In January 2001, the EPA promulgated its on-road diesel regulations, which will require a 97% reduction in the sulfur content of diesel fuel sold for highway use by June 1, 2006, with full compliance by January 1, 2010. We estimate that capital expenditures required to comply with the on-road diesel standards at all four refineries in the aggregate through 2006 is approximately $330 million, of which $9 million has been incurred as of March 31, 2004. Future revisions to this cost estimate, and the estimated time during which costs are incurred, may be necessary. The projected investment is expected to be incurred during 2004 through 2006. The greatest concentration of spending will occur in 2005. Since the Lima refinery does not currently produce diesel fuel to on-road specifications, we are considering an acceleration of the low-sulfur diesel investment at the Lima refinery in order to capture this incremental product value. If the investment is accelerated, production of the low-sulfur fuel is possible by the fourth quarter of 2005.

In April 2002, the EPA promulgated regulations to implement Phase II of the petroleum refinery Maximum Achievable Control Technology rule under the federal Clean Air Act, referred to as MACT II, which regulates emissions of hazardous air pollutants from certain refinery units. We expect to invest approximately $26 million in the next two years related to these new regulations.

In May 2004, the EPA promulgated its nonroad diesel regulations, which will require a reduction in the sulfur content of nonroad diesel fuel. The final ruling limits the sulfur levels in nonroad diesel to 500 parts per million (“ppm”) by 2007 and 15 ppm by 2010.

Environmental clean-up, environmental litigation and remediation costs incurred at our refineries or in connection with our acquisitions could decrease our net cash flow, reduce our results of operations and impair our financial condition.

We are subject to potential liability for the investigation and clean-up of environmental contamination at each of the properties that we own or operate, properties we formerly owned or operated and off-site locations where we arranged for the disposal of hazardous substances. We are involved in several proceedings and have undertaken other projects relating to our liability for the investigation and clean-up of such sites. We may become involved in further litigation or other proceedings. If we were to be held responsible for damages in any existing or future litigation or proceedings, such costs may not be covered by insurance and may be material. In some refineries the prior owners have retained certain liabilities and in some instances we have assumed certain liabilities. However, if the prior owners fail to satisfy their obligations for any reason, or if significant liabilities arise in the areas in which we assumed liability, we may become responsible for the remediation. In addition, in May 2003, the State of Illinois filed a lawsuit against us, a prior owner of the Hartford refinery and other petroleum related industries in the area seeking recovery of removal costs and monetary penalties with regard to contamination in the village of Hartford, Illinois. If we are forced to assume liability for the cost of this remediation or other remediation relating to our current or former facilities, such liability could have a material adverse effect on our financial condition. As a result, in addition to making capital expenditures or incurring other costs to comply with environmental laws, we also may be liable for significant environmental litigation or remediation costs and other liabilities arising from the ownership or operation of these assets by prior owners, which could materially adversely affect our financial condition, results of operations and cash flow.

In addition, we are required to conduct environmental remediation at our closed Blue Island, Illinois and Hartford, Illinois refinery sites. Also, in connection with our sale of certain product terminals in 1999, we agreed to indemnify the purchasers for certain environmental matters relating to conditions existing during our ownership and operation of these assets. We maintain reserves for the estimated cost of remediation at the Blue Island and Hartford refinery sites and former product terminal facilities. Clean-up costs may exceed our estimates, which could, in turn, have a material adverse effect on our financial condition, results of operations and cash flow.

We may also face liability arising from current or future claims alleging personal injury or property damage due to exposure to chemicals or other hazardous substances, such as asbestos, benzene, MTBE and petroleum hydrocarbons, at or from our facilities. We may also face liability for personal injury, property damage, natural resource damage or clean-up costs for the alleged migration of contamination or hazardous substances from our current or former properties. A significant increase in the number or success of these claims could materially adversely affect our financial condition, results of operations and cash flow.

We maintain reserves for environmental clean-up obligations at our former retail sites and we may assume significant lease obligations as a result of the bankruptcy filing of the purchaser of our former retail properties.

In 1999, we sold the majority of our former retail properties to Clark Retail Enterprises, Inc., or CRE, which, together with its parent company, Clark Retail Group, Inc. filed for Chapter 11 bankruptcy protection in October 2002. We remained jointly and severally liable for CRE’s obligations under approximately 150 retail leases that were assigned to CRE as part of the sale, including payment of rent and certain environmental cleanup responsibilities for releases of petroleum occurring during the term of the leases. In bankruptcy hearings, CRE has rejected, and we became primarily obligated for, approximately 36 of these leases. During the third quarter of 2003, CRE conducted an orderly sale of its remaining retail assets, including most of the leases and subleases previously assigned by us to CRE except those that were rejected by CRE. We recorded an after-tax charge of $0.3 in 2004, representing the estimated net present value of our remaining liability under the 36 rejected leases, net of estimated sub-lease income, and other direct costs. The primary obligation under the non-rejected leases and subleases was transferred in the CRE sale process to various unrelated third parties; however, we will likely remain jointly and severally liable on the assigned leases and any remaining unassigned leases could be rejected.

Total payments on leases and subleases upon which we will likely remain jointly and severally liable are currently estimated as follows: (in millions) for the remainder of 2004—$9, 2005—$9, 2006—$9, 2007—$8, 2008—$8, and in the aggregate thereafter—$50.

We maintain reserves for the estimated cost of environmental remediation of our former retail store sites. Certain of these reserves were established pursuant to an environmental indemnity agreement with CRE in connection with its 1999 purchase of our retail assets. The environmental indemnity obligation as it relates to the CRE retail properties was not extended to the buyers of CRE’s retail assets in its bankruptcy proceedings and, as a result, we intend to review our environmental reserves accordingly upon the final disposition of the bankruptcy proceedings.

We have additional capital needs for which our internally generated cash flow may not be adequate; we may have insufficient liquidity to meet those needs.

In addition to the capital expenditures we will make to comply with Tier 2 gasoline standards, diesel regulations and MACT II regulations, we have additional short-term and long-term capital needs. Our short-term working capital needs are primarily crude oil purchase requirements, which fluctuate with the pricing and sourcing of crude oil. Our internally generated cash flow and availability under our working capital facilities may not be sufficient to meet these needs. We also have significant long-term needs for cash. Our internally generated cash flow may not be sufficient to support such capital expenditures.

We may not be able to implement successfully our discretionary capital expenditure projects.

We could undertake a number of discretionary capital expenditure projects designed to increase the productivity and profitability of our refineries such as our Port Arthur refinery expansion project. Many factors beyond our control may prevent or hinder our undertaking of some or all of these projects, including compliance with or liability under environmental regulations, a downturn in refining margins, technical or mechanical problems, lack of availability of capital and other factors. Failure to successfully implement these profit-enhancing strategies may adversely affect our business prospects and competitive position in the industry.

We may not be able to consummate future acquisitions or successfully integrate the recently completed Delaware City refinery acquisition or other future acquisitions into our business.

A substantial portion of our growth over the last several years has been attributable to acquisitions. A principal component of our strategy going forward is to continue to selectively acquire refining assets in order to increase cash flow and earnings. Our ability to do so will be dependent upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired assets and obtain financing to support our growth, and many other factors beyond our control. We may not be successful in implementing our acquisition strategy and, even if implemented, such strategy may not improve our operating results. Our estimates regarding the earnings, operating cash flow, capital expenditures and liabilities resulting from our acquisition of the Delaware City refinery may prove to be incorrect. In addition, the financing of future acquisitions may require us to incur additional indebtedness, which could limit our financial flexibility.

In connection with acquisitions, we may experience unforeseen operating difficulties as we integrate the acquired assets into our existing operations. These difficulties may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Any acquisition by us involves risks, including:

•	unexpected losses of key employees, customers and suppliers of the acquired operations;

•	difficulties in integrating the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations;

•	challenges in managing the increased scope, geographic diversity and complexity of our operations; and

•	mitigating contingent and/or assumed liabilities.

A substantial portion of our workforce is unionized and we may face labor disruptions that would interfere with our refinery operations.

As of March 31, 2004, we employed approximately 1,800 people, approximately 55% of whom were covered by collective bargaining agreements. The collective bargaining agreement covering employees at our Port Arthur, Delaware and Memphis refineries expires in January 2006 and the agreement covering employees at our Lima refinery expires in April 2006. Our relationships with the relevant unions at our current facilities have been good and we have never experienced a work stoppage as a result of labor disagreement. However, we cannot assure you that this situation will continue. A labor disturbance at any of our refineries could have a material adverse effect on that refinery’s operations.

We are controlled by a limited number of stockholders, and in the future there may be conflicts of interest between these stockholders and our other stockholders, who will have less ability to influence our business.

As of June 1, 2004, Blackstone Management Associates III L.L.C. and its affiliates, or Blackstone, and Occidental Petroleum Corporation owned approximately 32.7% and 10.1%, respectively, of our outstanding common stock. As a result, each of these stockholders, individually or in conjunction with other stockholders, may be able to influence or control the election of our directors and influence or determine our corporate policies and business strategy, including the approval of potential mergers or acquisitions, asset sales and other significant corporate transactions. Each of these stockholders’ interests may not coincide with the interests of the other holders of our common stock.

After this offering, if Blackstone sells all of the shares being offered hereby, it will own approximately 15.8% of our outstanding common stock.

Our federal income tax carryforward attributes are limited because we experienced in 2004 an ownership change as defined in the Internal Revenue Code.

As of December 31, 2003, our consolidated group had regular federal income tax net operating loss carryforwards of approximately $420 million and alternative minimum tax net operating loss carryforwards of approximately $192 million.

For federal income tax purposes, as a result of our April 2004 common stock offering, we experienced a stock ownership change of more than 50%, determined over the preceding three-year period. Under federal tax law, the more than 50% stock ownership change results in an annual limitation being placed on the amount of regular and alternative minimum tax net operating losses, and certain other losses and tax credits (collectively “tax attributes”) that may be utilized in any given year. Accordingly, depending upon the amount of the annual limitation, our ability to utilize our tax attributes could be affected in both timing and amount. For example, the annual limitation may cause the utilization of our tax attributes to be delayed or the tax attributes to expire unutilized. A delay in utilization of our tax attributes could cause us to pay taxes in a given year that we otherwise would not have to pay in that year, thereby adversely affecting our future cash flow, and the potential expiration of our tax attributes could cause us to record additional valuation allowance, thereby negatively affecting our future net income.

Loss of key executives and failure to attract qualified management could limit our growth and negatively impact our operations.

We depend highly upon our senior management team. We will continue to require operations management personnel with refinery industry experience. The loss of the services of certain members of senior management or the inability to hire experienced operations management personnel could materially adversely affect our operations and financial condition.

Risks Related to this Offering

Our stock price may be volatile.

The market price of our common stock has been in the past, and could be in the future, subject to significant fluctuations in response to factors such as those listed in “—Risks Related to our Business and our Industry—Volatile margins in the refining industry may negatively affect our future operating results and decrease our cash flow,” and the following, some of which are beyond our control:

•	fluctuations in the market prices of crude oil, other feedstocks and refined products, which are beyond our control and may be volatile, such as announcements by OPEC members that they may reduce crude oil output in order to increase prices;

•	quarterly variations in our operating results such as those related to the summer driving season and winter heating season and resulting demand for unleaded gasoline and heating oil;

•	operating results that vary from the expectations of securities analysts and investors;

•	operating results that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	general domestic and international economic conditions, particularly following the terrorist attacks of September 2001.

If we or our existing stockholders sell additional shares of our common stock, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We are also currently evaluating several refinery acquisitions. Any significant acquisition would likely require us to issue shares of our common stock or securities linked to shares of our common stock to finance all or a portion of such acquisition. Additionally, we have granted registration rights to certain of our stockholders in addition to Blackstone pursuant to a registration rights agreement.

All of the shares being sold in this offering by Blackstone affiliates will be freely tradable without restriction under the United States securities laws, unless purchased by our affiliates.

Our governing documents and applicable laws include provisions that may discourage a takeover attempt.

Provisions contained in our certificate of incorporation and by-laws and Delaware law could make it difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. For example, our certificate of incorporation precludes stockholders from taking action by consent, which inhibits stockholders’ ability to replace board members. Further, only the board of directors or our chairman of the board or chief executive officer may call special meetings of stockholders, which prevents stockholders from calling special meetings to vote on corporate actions. Stockholders who wish to nominate a director or present a matter for consideration at an annual meeting are required to give us notice of such proposal, which gives us time to respond. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control.

The issuance of our preferred stock could adversely affect the rights of holders of our common stock and discourage transactions that might otherwise be in our best interests.

The issuance of our preferred stock could adversely affect the voting power, dividend rights and other rights of holders of our common stock. Issuance of our preferred stock could impede, delay, prevent or facilitate a merger, tender offer or change in our control. Although our board of directors is required to make a determination as to the best interests of our stockholders when issuing preferred stock, the board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in our best interests or in which stockholders might receive a premium for their shares over the then prevailing market price.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the shares offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement.

In addition, we file reports, proxy statements and other information with the SEC. You may inspect and copy any document that we file at the public reference rooms maintained by the SEC in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information about the public reference rooms. Any documents we file may also be available at the SEC’s website at http://www.sec.gov. For a fee you can obtain the documents by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities that we have registered:

1. Annual Report on Form 10-K for the year ended December 31, 2003;

2. Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

3. Definitive proxy statement on Schedule 14A filed with the SEC on March 26, 2004; and

4. Current Reports on Form 8-K, reporting on events which occurred on April 13, 2004, April 20, 2004 and May 1, 2004.

You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address:

Investor Relations

Premcor Inc.

1700 East Putnam Avenue

Suite 400

Old Greenwich, Connecticut 06870

(203) 698-7500

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Do not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered hereby.

SELLING STOCKHOLDERS

Overview

All of the shares of common stock being offered hereby are being offered by affiliates of The Blackstone Group L.P. (Blackstone).

Our Relationship with Blackstone

The Blackstone Group L.P. is a private investment firm based in New York, founded in 1985. Its main businesses include private equity investing, merger and acquisition advisory services, restructuring advisory services, real estate investing, mezzanine debt investing, collateralized debt obligation investing and asset management. Blackstone Capital Partners III Merchant Banking Fund L.P. and its affiliates acquired its interest in our predecessor in November 1997.

In 1999, in connection with the financing of our heavy oil upgrade project, Blackstone received warrants representing the right to purchase from us at any time an aggregate of 2,430,000 shares of our common stock at a price of $0.01 per share. In connection with our initial public offering in May 2002, Blackstone exercised these warrants pursuant to a Warrant Exercise and Share Exchange Agreement and was issued 2,430,000 shares of our common stock.

In January 2003, concurrently with the closing of a public equity offering, we sold in a private placement 1,300,000 shares of our common stock to Blackstone at a price per share of $19.20, which was the public offering price less the underwriting discounts and commissions of our public offering completed on such date.

Under a Monitoring Agreement, dated November 14, 1997, among us, Premcor USA and Blackstone, we have paid a monitoring fee equal to $2 million per annum to an affiliate of Blackstone. In return, Blackstone provided financial advisory services to us including advice on the structure and timing of our entry into financial arrangements, relationships with key lenders, property dispositions and acquisitions, and other ancillary financial advisory services. Financial advisory services rendered by Blackstone relating to specific acquisitions and divestitures are expressly excluded from the agreement. As of December 31, 2002, we have paid in full all amounts due and payable under this agreement. Over the past three years, we have paid fees to Blackstone totaling approximately $17.0 million, consisting of $6.0 million in monitoring fees, a $2.4 million fee paid in connection with our purchase of the Lima refinery, an $8.0 million fee in connection with structuring of the heavy oil upgrade project, and an amount for reimbursed expenses. We terminated this monitoring agreement effective as of March 31, 2002. To terminate such agreement, we paid Blackstone $500,000 for services rendered during 2002 and a $5 million termination fee.

Under a Stockholder Agreement dated March 9, 1999 among us, Blackstone and Marshall A. Cohen, one of our directors and stockholders, if Blackstone transfers 25% or more of its holdings of our common stock to a third party (other than transfers to affiliates or partners of Blackstone or pursuant to a public offering), Mr. Cohen or any of his permitted affiliates may require the transferee to purchase a similar percentage of his shares. Conversely, if Blackstone receives and accepts an offer from a third party to purchase 25% or more of its holdings of our common stock, Mr. Cohen must transfer a similar percentage of his shares to the third party. This agreement terminates when Blackstone ceases to beneficially own at least 5% of our common stock on a fully diluted basis.

Pursuant to a Registration Rights Agreement, dated April 26, 2002, between us and Blackstone, Blackstone has the right, on up to three occasions, to request at our expense that we effect the registration of all or part of Blackstone’s shares. We are obligated to use our best efforts to effect the registration of all of the shares of which

Blackstone requests except when in the opinion of the underwriter the number of securities requested to be registered is likely to adversely impact such offering. Blackstone also has the right to include its shares in certain registered public offerings by us. We are obligated to use our best efforts to effect the registration of the Blackstone shares along with the other shares, absent a determination by the underwriter that such registration exceeds the largest number of securities which can be sold without adversely impacting the offering. This registration statement is being filed pursuant to the registration rights agreement.

Pursuant to a Capital Contribution Agreement, dated as of August 19, 1999, Blackstone agreed to make certain capital investments in our subsidiary, Sabine River Holding Corp., in connection with the heavy oil upgrade project. Blackstone made $109.6 million of contributions under the agreement.

David I. Foley, a principal at Blackstone, and Robert L. Friedman, a senior managing director of Blackstone, serve on our board of directors. In addition, another of our directors, Richard C. Lappin, was a senior managing director of Blackstone from February 1999 to June 2003.

From time to time in the past, we have retained Blackstone to act as our financial advisor with respect to potential transactions. Blackstone is not currently acting as our financial advisor with respect to any such transaction.

Selling Stockholders

The following table sets forth, based on information currently available to us, the names of the selling stockholders, the number of shares owned beneficially by them as of June 1, 2004, the number of shares to be sold and the number of shares to be owned by them after completion of the offering, assuming all of the shares being offered are sold.

	Shares Beneficially Owned Prior to Offering		Shares of Common Stock to be Sold	Shares Beneficially Owned After Offering
Selling Stockholders	Number	Percent		Number	Percent
Blackstone Management Associates III L.L.C. (1) 345 Park Avenue New York, NY 10154	29,118,604	32.7%	15,000,000	14,118,604	15.8%

(1)	Blackstone affiliates currently own 29,117,104 shares of our common stock as follows: 23,231,126 shares by Blackstone Capital Partners III Merchant Banking Fund L.P., 4,138,946 shares by Blackstone Offshore Capital Partners III L.P. and 1,747,032 shares by Blackstone Family Investment Partnership III L.P. for each of which Blackstone Management Associates III L.L.C., or BMA, is the general partner having voting and investment power. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA and as such may be deemed to share beneficial ownership of the shares owned by Blackstone. In addition, Blackstone Management Partners III L.L.C. has the right to acquire 1,500 shares upon the exercise of stock options within 60 days of June 1, 2004.

The selling stockholders may offer and sell, from time to time, some or all of the securities covered by this prospectus. We have registered the shares covered by this prospectus for offer and sale by the selling stockholders so that those shares may be freely sold to the public by them. Registration of the shares covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold.

DETERMINATION OF OFFERING PRICE AND PLAN OF DISTRIBUTION

The sale of shares by the selling stockholders may be effected from time to time in transactions on The New York Stock Exchange, in the over-the-counter market, in negotiated transactions, in block trades, or through a combination of such methods of sale, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for which such broker-dealers may act as agent or to whom they sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary compensation).

The selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

If necessary, we will prepare another prospectus to describe the method of sale in greater detail. As of the date of this prospectus, we do not know of any arrangements by the selling stockholders to sell the shares, nor do we know which brokerage firms the selling stockholders may select to sell the shares. In addition, the selling stockholders may sell the shares without the aid of a registration statement if they follow certain SEC rules, including Rule 144 under the Securities Act.

The selling stockholders and any brokers, dealers or agents that participate in the distribution of the shares may be considered “underwriters” under the federal securities laws. If a selling stockholder is considered an underwriter, any profits on the sale of shares by it and any associated discounts, concessions or commissions may be considered underwriting compensation under the federal securities laws. In addition, if a selling stockholder is considered an underwriter, the selling stockholder may be subject to some liabilities for misstatements and omissions in the registration statement.

We have agreed to indemnify the selling stockholders against certain liabilities arising in connection with this offering, including liabilities under the Securities Act or to contribute to payments that the selling stockholders may be required to make in that respect.

The selling stockholders and any other person participating in a sale or distribution of shares will be subject to applicable provisions of the Exchange Act, which is the federal statute regulating sales of securities. Some rules and regulations issued by the SEC, including some limitations on activities during securities offerings and anti-fraud provisions, may limit when the selling stockholders, or any other person, may sell or purchase the securities.

Specifically, and without limiting the preceding paragraph, the selling stockholders will be subject to Regulation M, the provisions of which may limit the timing of purchases and sales of shares by the selling stockholders. These limitations may affect the marketability of the shares.

In some jurisdictions, the state securities laws require that the shares be offered or sold only through registered or licensed brokers or dealers. In addition, in some jurisdictions the shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

We will not receive any part of the proceeds from the sale of the shares. We will bear all expenses of this offering, except that the selling stockholders will pay their own underwriting discounts, brokerage commissions, legal fees and similar expenses in offering and selling the shares.

NASD Regulations

The maximum underwriting compensation to be received by any member of the National Association of Securities Dealers, Inc. participating in the distribution of an offering will not exceed 8% of the gross proceeds of the offering. In addition, if Blackstone is engaged to participate in this offering, the offering will be made in compliance with the provisions of Rule 2720 of the NASD.

LEGAL MATTERS

Stroock & Stroock & Lavan LLP of New York, New York will opine upon the validity of the shares.

EXPERTS

The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from Premcor Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Premcor Inc.’s change in 2002 in its method of accounting for stock based compensation issued to employees as discussed in Note 2 to Premcor Inc.’s 2003 consolidated financial statements), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31, 2004 and 2003 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Premcor Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.